J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

BofA Securities, Inc.

One Bryant Park

New York, NY 10036

SVB Leerink LLC

1301 Avenue of the Americas, 12th Floor

New York, NY 10019

Piper Sandler & Co.

800 Nicollet Mall, Suite 900

Minneapolis, MN 55402

June 15, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Christie Torney, Jeanne Baker, Jane Park and Laura Crotty

Re:	Century Therapeutics, Inc.
Registration Statement on Form S-1
Filed March 28, 2021, as amended
File No. 333-256648

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Century Therapeutics, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on June 17, 2021, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Troutman Pepper Hamilton Sanders LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

Very truly yours,

J.P. Morgan Securities LLC

By:	/s/ David Ke
Name: David Ke
Title: Managing Director

BofA Securities, Inc.

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: Authorized Signatory

SVB Leerink LLC

By:	/s/ Gabriel Cavazos
Name: Gabriel Cavazos
Title: Managing Director

Piper Sandler & Co.

By:	/s/ Paul Scansaroli
Name: Paul Scansaroli
Title: Managing Director

[Signature Page to Underwriters Acceleration Request Letter]